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                                   EXHIBIT (b)

                 Commitment Letter dated as of February 14, 2000
              Between Bank One, Indianapolis, N.A. and the Company
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                             [Bank One Letterhead]


February 14, 2000



Escalade, Inc.
P.O. Box 889
817 Maxwell Avenue
Evansville, IN  47706-0889

Attn: John R. Wilson, Vice President & Chief Financial Officer


Dear Sirs:

It is my pleasure to advise you that Bank One, Indiana, N.A., has formally approved the extension of an additional $13.5 million of term credit to Escalade, Inc., for the purpose of funding the purchase of up to 750,000 outstanding shares of Escalade, Inc. common stock, via Dutch Auction, at a maximum price per share of $18. This commitment is subject only to the execution of mutually acceptable loan documentation.

Thank you for this further opportunity to be of service.

Sincerely,


/s/ Steven J. Krakoski

Steven J. Krakoski
Vice President